Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors of TCF Financial Corporation and

                        The Plan Sponsor and Plan Administrator of the

                        TCF Employees Stock Purchase Plan:

We consent to the incorporation by reference in the registration statements (No. 333-113748 and 333-72394) on Form S-8 of TCF Financial Corporation of our report dated June 16, 2006, with respect to the statements of net assets available for plan benefits of the TCF Employees Stock Purchase Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005, and related schedules as of and for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the TCF Employees Stock Purchase Plan.

/s/ KPMG LLP

Minneapolis, Minnesota

June 29, 2006